VASOMEDICAL, INC.
180 Linden Avenue
Westbury, New York  11590

November 5, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:           Vasomedical, Inc.
 Amendment 1 to Form 10-K for the year ended May 31, 2010
                 Filed August 30, 2010
 Amendment 1 to Form 10-Q for the quarter ended February 28, 2010
 File No. 0-18105

Dear Mr. Vaughn:

We are in receipt of your letter of October 19, 2010 regarding our Amendment 1 to Form 10-K for the year ended May 31, 2010 and our Amendment 1 to Form 10-Q for the quarter ended February 28, 2010.

We have addressed your comments in response to the numbered comment in your October 19, 2010 letter.

Amendment 1 to Form 10-K for the year ended May 31, 2010

General

1.	We have filed Amendment 2 to the Form 10-K to include the required signature page and the certifications required by Item 601(b) (31) and (32) of Regulation S-K on November 5, 2010.

Amendment 1 for Form 10-Q for the quarter ended February 28, 2010

General

2.
As previously indicated, the Audit Committee of our Board of directors decided on the restatement of our unaudited quarterly financial statements as of February 28, 2010 and for the three and nine months then ended at its meeting on August 26, 2010.  The proposed Amendment 1 was reviewed, discussed and approved at that meeting.  Amendment 1, reflecting the restatement, was filed with the SEC the next day, August 27, 2010.  Additionally, the Company’s Annual Report on Form 10-K was filed on August 30, 2010 (one business day later).

As part of its deliberations on the matter of restatement, the Audit Committee acknowledged that a technical correction of reported results for the three and nine months ended February 28, 2010 was required, however it was the judgment of the Audit Committee that such restatement was not material in relation to the overall results of the Company.  In making its determination, the Audit Committee had the benefit of an understanding of the full year results on the trend of earnings, which is summarized below, with and without the effect of the restatement:

As such, while the guidance of Question 101.01 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations suggests the circumstances where a 4.02 non-reliance Form 8-K be filed, because (a) both filings were restated within 4 days and (b) the effect of the restatement on the trend of earnings (as shown above) was not significant to the trend of earnings, the Audit Committee did not believe that the restatement rose to the level of significance that required non-reliance.  As such, the Company concluded not to file a Form 8-K to address Item 4.02 (non-reliance).

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.

Sincerely,
VASOMEDICAL INC.

/s/ Jonathan Newton

Jonathan Newton
Chief Financial Officer